Exhibit 99.1

 PRESS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD RENEWABLE ANNOUNCES EXERCISE OF UNDERWRITERS' OPTION

HAMILTON, Bermuda, November 18, 2015 – Brookfield Renewable Energy Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced that as a result of strong investor demand for its previously announced offering, the underwriters have exercised their option to increase the size of the offering to 7,000,000 Cumulative Minimum Rate Reset Class A Preferred Limited Partnership Units, Series 7 (the "Series 7 Preferred Units"). The Series 7 Preferred Units will be issued at a price of C$25.00 per share, for gross proceeds of C$175,000,000 pursuant to a prospectus supplement filed today. The Series 7 Preferred Units are being offered on a bought deal basis to a syndicate of underwriters led by TD Securities Inc., CIBC, RBC Capital Markets and Scotiabank for distribution to the public.

The Series 7 Preferred Units are being offered in all provinces and territories of Canada by way of a supplement to Brookfield Renewable's existing Canadian short form base shelf prospectus. The Series 7 Preferred Units may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the U.S. Securities Act.

Brookfield Renewable intends to use the net proceeds of the issue of Series 7 Preferred Units to repay indebtedness and for general corporate purposes. The offering of Series 7 Preferred Units is expected to close on or about November 25, 2015.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Renewable Energy Partners
Brookfield Renewable Energy Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 7,000 megawatts of installed capacity, generating enough renewable energy to power four million homes. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable energy company of Brookfield Asset Management, a leading global alternative asset manager with over $200 billion of assets under management. For more information, go to www.brookfield.com.

Contact Information:
Zev Korman Investor Relations Tel: (416) 359-1955 Email: zev.korman@brookfieldrenewable.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as "will", "expected", "intend", or variations of such words and phrases. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Except as required by law, Brookfield Renewable does not undertake any obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.